Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

General

As of March 31, 2020, Majesco had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). References herein to “we,” “us,” “our,” “Majesco” and the “Company” refer to Majesco and not to any of its subsidiaries.

The following description of our common stock and certain provisions of our Amended and Restated Articles of Incorporation (“Articles of Incorporation”) and Amended and Restated Bylaws (“Bylaws”) are summaries and are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws, each of which have been publicly filed with the Securities and Exchange Commission (the “SEC”). We encourage you to read our Articles of Incorporation and Bylaws and the applicable provisions of the California Corporations Code (“CCC”) for additional information.

Common Stock

We are authorized to issue up to a total of 450,000,0000 shares of common stock, par value $0.002 per share.

Under our Articles of Incorporation and Bylaws, holders of common stock are entitled to one vote for each share held on matters submitted to a vote of our shareholders. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our Board of Directors, subject to any preferential dividend rights of any outstanding preferred stock of Majesco. Upon Majesco’s liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately Majesco’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to the common stock. Majesco’s outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which Majesco may designate and issue from time to time.

Preferred Stock

Under the Articles of Incorporation and Bylaws, our Board of Directors has the authority, without action by the Majesco shareholders, to designate and issue up to 50,000,000 shares of preferred stock, par value $0.002 per share, in one or more series and to designate the rights, preferences, and limitations of all such series, any or all of which may be superior to the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of Majesco preferred stock upon the rights of the holders of our common stock until the our Board of Directors determines the specific rights of the holders of Majesco preferred stock. However, effects of the issuance of Majesco preferred stock may include restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, and making it more difficult for a third party to acquire Majesco, which could have the effect of discouraging or preventing a third party from acquiring, or deterring a third party from paying a premium to acquire, all or a majority of our outstanding voting stock.

Anti-Takeover Provisions of California Law, the Articles of Incorporation, and the Bylaws

Our Articles of Incorporation and Bylaws contain provisions that may make it difficult for a third party to acquire Majesco, or for a change in the composition of our Board of Directors or management to occur, and may delay or prevent a change in control of our company or changes in our management, including provisions that:

•	authorize “blank check” preferred stock, which could be issued without shareholder approval and could have voting, liquidation, dividend, and other rights superior to our common stock;

•	establish an advance notice procedure with regard to nominations by shareholders of individuals for election to our Board of Directors;

•	provide that vacancies on our Board of Directors may be filled by a majority of directors then in office, even though less than a quorum;

•	provide that directors may not be elected by written consent of shareholders except by unanimous written consent of all shares entitled to vote for the election of directors; and

•	provide that special meetings of shareholders may be called at any time only by the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Board of Directors or shareholders holding no less than 20% of the voting power of Majesco.

These provisions, alone or together, could discourage a party from acquiring, or make it more difficult for a party to acquire, control of Majesco, or delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, Section 1203 of the California General Corporation Law (the “CGCL”) includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Majesco. First, if an “interested party” makes an offer to purchase the shares of some or all of Majesco’s shareholders or makes a written proposal for approval of a merger, exchange or other reorganization or for a sale of all or substantially all of Majesco’s assets, an affirmative opinion must be delivered in writing to the Board or each shareholder, as the case may be, as to the fairness of the consideration to be received by the shareholders prior to completing the transaction. California law considers a person to be an “interested party” if the person directly or indirectly controls Majesco, if the person is directly or indirectly controlled by one of Majesco’s officers or directors, or if the person is an entity in which one of Majesco’s officers or directors holds a material financial interest. If after receiving an offer from such an “interested party” Majesco or its shareholders receives a subsequent offer from a neutral third party, then the shareholders must be notified of this offer and afforded the opportunity to withdraw their tender or consent to the “interested party” offer. Section 1203 of the CGCL could make it more difficult for a third party to acquire a majority of Majesco’s outstanding voting stock, by discouraging a hostile bid, or delaying, preventing or deterring a merger, acquisition or tender offer in which Majesco’s shareholders could receive a premium for their shares, or effect a proxy contest for control of Majesco or other changes in its management.

Moreover, Sections 1101 and 1101.1 of the CGCL provide that, except in a short-form merger, and in the merger of a corporation into its subsidiary in which it owns at least 90 percent of the outstanding shares of each class, the nonredeemable common shares or nonredeemable equity securities of a constituent corporation may be converted only into nonredeemable common shares of the surviving party or a parent party if a constituent corporation or its parent owns, directly or indirectly, prior to the merger shares of another constituent corporation representing more than 50 percent of the voting power of the other constituent corporation prior to the merger, unless all of the shareholders of the class consent.

The effect of these provisions is to provide minority shareholders with the ability to veto certain squeeze-out mergers.

Listing

Majesco’s common stock is listed and traded on the Nasdaq Global Market under the symbol “MJCO.”

Transfer Agent and Registrar

The transfer agent and registrar for Majesco’s common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is as follows:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Toll free: 800-937-5449
Local & International: (718) 921-8124